UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
CGI Group Inc.
(Name of Issuer)
Class A Subordinate Shares
(Title of Class of Securities)
39945C109
(CUSIP Number)
December 31, 2010
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-1(b)
☐Rule 13d-1(c)
☑Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAME OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) Serge Godin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	5	SOLE VOTING POWER

NUMBER OF		31,881,453

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,207,180

WITH	8	SHARED DISPOSITIVE POWER

		28,577,089

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,881,453

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a). Name of issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Offices or, if None, Residence
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

Item 1(a). Name of issuer:
     CGI Group Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     1130 Sherbrooke Street West, 7th Floor, Montréal, Québec, H3A 2M8
Item 2(a). Name of Person Filing:
     Serge Godin
Item 2(b). Address of Principal Offices or, if None, Residence:
     c/o CGI Group, Inc., 1130 Sherbrooke Street West, 7th Floor, Montréal, Québec, H3A 2M8
Item 2(c). Citizenship:
     Canada
Item 2(d). Title of Class of Securities:
     Class A Subordinate Shares
Item 2(e). CUSIP Number:
     39945C109

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in __ accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4. Ownership.
     The holdings reported herein are stated as of December 31, 2010. Mr. Godin was the beneficial owner of more than 5% of the issuer’s Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

(a)	Amount beneficially owned:	31,881,432 shares (including 28,577,089 shares issuable upon conversion of 28,577,089 of the issuer’s Class B Shares (multiple voting) and 2,438,980 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2010).

(b)	Percent of class:	12.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	31,881,432 shares

(ii)	Shared power to vote or direct the vote:	0 shares

(iii)	Sole power to dispose or to direct the disposition of:	3,207,180 shares

(iv)	Shared power to dispose or to direct the disposition of:	28,577,089 shares
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Godin’s family.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2011
(Date)

/s/ Serge Godin
(Signature)

Serge Godin
(Name/Title)
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)